Exhibit 21.1
LIST OF SUBSIDIARIES OF
CVR Partners, LP

The following is a list of all subsidiaries of CVR Partners, LP and their jurisdiction of organization.

Entity	Jurisdiction
Coffeyville Resources Nitrogen Fertilizers, LLC	Delaware
CVR Nitrogen, LP	Delaware
East Dubuque Nitrogen Fertilizers, LLC	Delaware

*    Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of CVR Partners, LP are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.